[ROPES
& GRAY
LOGO]

ROPES & GRAY LLP

ONE INTERNATIONAL PLACE    BOSTON, MA 02110-2624   617-951-7000   F 617-951-7050

BOSTON   NEW YORK   PALO ALTO  SAN FRANCISCO  WASHINGTON, DC   www.ropesgray.com



                                February 25, 2005


Liberty Equity Fund, Variable Series
Liberty Variable Investment Trust
One Financial Center
Boston, MA  02111-2621

Stein Roe Growth Stock Fund, Variable Series
SteinRoe Variable Investment Trust
One Financial Center
Boston, MA  02111-2621

Ladies and Gentlemen:

     We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated December 17, 2004, between Liberty Variable Investment Trust, a Massachusetts business trust (the "Target Trust"), on behalf of Liberty Equity Fund, Variable Series ("Target Fund"), and SteinRoe Variable Investment Trust, a Massachusetts business trust (the "Acquiring Trust"), on behalf of Stein Roe Growth Stock Fund, Variable Series ("Acquiring Fund"). The Agreement describes a transaction (the "Transaction") to occur as of the date of this letter (the "Closing Date"), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

     Target Fund is a series of the Target Trust, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder's option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

     Acquiring Fund is a series of the Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

Liberty Equity Fund, Variable Series
Stein Roe Growth Stock Fund, Variable Series


     For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement, the Registration Statement (including the items incorporated by reference therein), and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

     The facts you have represented as to in paragraph 5 of the letter from Acquiring Fund and paragraph 6 of the letter from Target Fund, each dated as of the date hereof, support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end management investment company that serves as a funding vehicle for variable annuity contracts and variable life insurance policies and that seeks long-term growth, generally by investing in common stocks.

     Various factors demonstrate the similarity between Target Fund's historic business and Acquiring Fund's historic business. As of August 31, 2004 ("the comparison date"), a randomly selected date that reflects the funds' portfolios without reference to the reorganization, each fund invested at least 99.71% of its assets in stocks and 0% in bonds. Furthermore, the funds' weighted average dividend yields were relatively similar (1.04 for Target Fund and 0.89 for Acquiring Fund), as were their weighted average P/E ratios (20.08 for Target Fund and 25.58 for Acquiring Fund).

     A comparison of the funds' portfolios indicates that, consistent with the funds' shared goals and strategies, the funds hold stocks with similar characteristics. First, the funds' portfolios are quite similar in terms of market capitalization. As of the comparison date, the weighted average market capitalization figure of Target Fund, $57,429.8 million, was different from that of Acquiring Fund, $74,690.1 million. However, when compared in terms of the percentage of net assets each fund invested in stocks of varying market capitalizations, there was a total overlap of 89.33%, consisting of 52.58% in giant-cap stocks, 21.14% in large-cap stocks, 13.39% in mid-cap stocks, and 2.22% in small-cap stocks. Neither fund invested in micro-cap stocks.(1)

     Next, the funds' portfolios share remarkable similarity in terms of regional and country exposure. As of the comparison date, the funds' equity investments were compared using specific world regions, which were then subdivided by country. Looking solely at the regions, the funds shared a total overlap of 97.33%, constituted by 90.68% in North America, 5.44% in the United Kingdom/Western Europe, and 1.21% in a catch-all category for all other regions. Upon further dividing these regions by country, the funds shared a total overlap of 91.74%.

     Furthermore, the funds' portfolios are relatively similar in terms of sector diversification. As of the comparison date, the funds' equity investments were compared using three broad





















---------

(1) As used here, "giant-cap stocks" have market capitalizations of greater than $50 billion. "Large-cap" stocks have market capitalizations of greater than $15 billion and less than or equal to $50 billion. "Mid-cap" stocks have market capitalizations of greater than $5 billion and less than or equal to $15 billion. "Small-cap" stocks have market capitalizations of greater than $1 billion and less than or equal to $5 billion. "Micro-cap" stocks have market capitalizations of $1 billion or less.

Liberty Equity Fund, Variable Series
Stein Roe Growth Stock Fund, Variable Series


sectors, which were then subdivided into twelve industries. Looking solely at the three broad sectors, the funds shared a total overlap of 76.94%, constituted by 21.40% in information, 41.16% in manufacturing, and 14.38% in services. Upon further dividing these three sectors into twelve industries (information: software, hardware, media, telecommunications; manufacturing: consumer goods, industrial goods, energy, utilities; and services: healthcare services, consumer services, business services, financial services), the funds shared a total overlap of 67.73%. Both funds were also relatively diversified across these twelve industries, with each fund allocating no more than 27% of its assets to any one industry. Within the information sector, both funds invested primarily in hardware.

     Consistent with the similarity of investment strategies, the two funds bear similar risk profiles and correlate with the S&P to a similar degree. As of the comparison date, Target Fund and Acquiring Fund had betas of 1.08 and 1.00, respectively.(2)

     Based on the foregoing representations and assumption and our review of the documents and items referred to above, we are of the opinion that generally, subject to the final paragraphs hereof, for U.S. federal income tax purposes:

       (i) The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

       (ii) Under section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

       (iii) Under section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

       (iv) Under section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

       (v) Under section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;


-------------
(2) Beta is the statistical measure of the degree of variance a security or fund and a specifically defined market, such as the S&P 500.

Liberty Equity Fund, Variable Series
Stein Roe Growth Stock Fund, Variable Series


       (vi) Under section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

       (vii) Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

       (viii) Under section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

       (ix) Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

     We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

     In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service ("IRS"). In that ruling, the IRS held that the so-called "continuity of business enterprise" requirement necessary to tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS's conclusion in this ruling is questionable, and that, even if the IRS's conclusion is correct, the facts of this Transaction are distinguishable from those in the published ruling.

     We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that serves as a funding vehicle for variable annuity contracts and variable life insurance policies and that seeks long-term growth, generally by investing in common stocks. Their portfolios are substantially similar with respect to overall asset allocation, market capitalization, regional and country exposure, and sector diversification. After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. Because Revenue Ruling 87-76 is the only published ruling dealing specifically with the

Liberty Equity Fund, Variable Series
Stein Roe Growth Stock Fund, Variable Series


application of the "continuity of business enterprise" requirement to a reorganization involving investment companies, however, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.


                           [Signature page to follow.]

Liberty Equity Fund, Variable Series
Stein Roe Growth Stock Fund, Variable Series


     Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.



                                                     Very truly yours,



                                                     Ropes & Gray LLP